Exhibit 99.64

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

OF FIRE & FLOWER HOLDINGS CORP.

TO BE HELD ON SEPTEMBER 15, 2020

AND

MANAGEMENT INFORMATION CIRCULAR

August 10, 2020

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a special meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares (the “Common Shares”) of Fire & Flower Holdings Corp. (the “Corporation”) will be held on September 15, 2020 at 1:00 p.m. (Toronto time). To deal with the public health impact of COVID-19, the Corporation is conducting an online only shareholders’ meeting.

Registered Shareholders (as defined in the accompanying information circular (the “Circular”) under the heading “Voting at the Meeting”) and duly appointed proxyholders can attend the Meeting online at https://web.lumiagm.com/244712938 where they can participate, vote, or submit questions during the Meeting’s live webcast.

The Meeting is being held for the following purposes:

1.	to consider, and if thought advisable, to pass, with or without amendment, an ordinary resolution authorizing and approving, amendments to certain securities issued to 2707031 Ontario Inc., an indirect wholly-owned subsidiary of Alimentation Couche-Tard Inc.;

2.	to consider, and if thought advisable, to pass, with or without amendment, an ordinary resolution authorizing and approving, the proposed issuance of up to an additional 2,600,000 Common Shares in satisfaction of certain interest that may be payable on up to $28,000,000 principal amount of 8.0% secured convertible debentures of the Corporation; and

3.	to transact such further or other business as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

The Circular provides additional information relating to each of the matters to be addressed at the Meeting. Shareholders are directed to read the Circular carefully and in full to evaluate the matters to be considered at the Meeting.

The record date for the determination of Shareholders of the Corporation entitled to receive notice of and to vote at the Meeting or any adjournment(s) or postponement(s) thereof is August 10, 2020 (the “Record Date”). Shareholders whose names have been entered in the register of Shareholders at the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting or any adjournment(s) or postponement(s) thereof.

If you are a Registered Shareholder and are unable to attend the Meeting or any adjournment(s) or postponement(s) thereof, please date, sign and return the accompanying form of proxy (the “Proxy”) for use at the Meeting or any adjournment(s) or postponement(s) thereof in accordance with the instructions set forth in the Proxy and Circular.

If you are a Non-Registered Beneficial Shareholder, a voting information form (also known as a VIF), instead of a form of proxy, may be enclosed. You must follow the instructions provided by your intermediary in order to vote your Common Shares. Non-registered beneficial Shareholders who have not duly appointed themselves as proxyholders will be able to attend the Meeting virtually as guests, but guests will not be able to vote at the Meeting.

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DATED at Toronto, Ontario this 10th day of August, 2020.

BY ORDER OF THE BOARD

(signed) “Trevor Fencott”
President, Chief Executive Officer and Director

MANAGEMENT INFORMATION CIRCULAR

Unless otherwise stated, the information in this management information circular (the “Circular”) is as of August 10, 2020.

This Circular is furnished in connection with the solicitation of proxies by and on behalf of management of Fire & Flower Holdings Corp. (the “Corporation”) for use at the special meeting (the “Meeting”) of the shareholders of the Corporation (the “Shareholders”) to be held virtually at https://web.lumiagm.com/244712938 on Tuesday, September 15, 2020, at 1:00 p.m. (Toronto time) or any adjournment(s) or postponement(s) thereof for the purposes set forth in the accompanying notice of meeting (the “Notice”).

To deal with the public health impact of COVID-19, the Corporation will hold the Meeting in a virtual-only format, which will be conducted via live audiocast.

GENERAL PROXY INFORMATION

Solicitation of Proxies

Solicitation of proxies for the Meeting will be primarily by mail, the cost of which will be borne by the Corporation. Proxies may also be solicited personally by employees of the Corporation at nominal cost to the Corporation. In some instances, the Corporation has distributed copies of the Notice, the Circular, and the accompanying form of proxy (the “Proxy”, and collectively with the Notice and Circular, the “Documents”) to clearing agencies, securities dealers, banks and trust companies, or their nominees (collectively “Intermediaries”, and each an “Intermediary”) for onward distribution to Shareholders whose common shares in the capital of the Corporation (the “Common Shares”) are held by or in the custody of those Intermediaries (“Non-registered Shareholders”). The Intermediaries are required to forward the Documents to Non-registered Shareholders.

Solicitation of proxies from Non-registered Shareholders will be carried out by Intermediaries, or by the Corporation if the names and addresses of Non-registered Shareholders are provided by the Intermediaries.

Voting at the Meeting

A Registered Shareholder (as defined below), or a Non-registered Shareholder who has appointed themselves or a third party proxyholder to represent him, her or it at the Meeting, will appear on a list of Shareholders prepared by Computershare Investor Services Inc. (“Computershare”). Each Registered Shareholder or proxyholder will be required to enter the control number or username provided by Computershare at https://web.lumiagm.com/244712938 prior to the start of the Meeting to have his, her or its Common Shares voted at the Meeting. In order to vote, Non-registered Shareholders who appoint themselves as a proxyholder MUST register with Computershare at http://www.computershare.com/FireAndFlower after submitting their voting instruction form in order to receive a username (please see the information under “Appointment of Proxyholders” below for details).

Registered Shareholders and duly appointed proxyholders can attend the Meeting online by going to https://web.lumiagm.com/244712938.

Registered Shareholders and duly appointed proxyholders can participate in the Meeting by clicking “I have a login” and entering a username and password before the start of the Meeting.

●	Registered Shareholders – The 15-digit control number located on the Proxy or in the email notification received by such Shareholder is the username and the password is “fire2020”.

●	Duly appointed proxyholders – Computershare will provide the proxyholder with a username after the voting deadline has passed. The password to the Meeting is “fire2020”.

Voting at the Meeting will only be available for Registered Shareholders and duly appointed proxyholders. Non-registered Shareholders who have not appointed themselves may attend the Meeting by clicking “I am a guest” and completing the online form.

Shareholders who wish to appoint a third party proxyholder to represent them at the Meeting must submit their Proxy or voting instruction form (as applicable) prior to registering their proxyholder. Registering the proxyholder is an additional step once a Shareholder has submitted his, her or its Proxy/voting instruction form. Failure to register a duly appointed proxyholder will result in the proxyholder not receiving a username to participate in the Meeting. To register a proxyholder, a Shareholder MUST visit http://www.computershare.com/FireAndFlower by no later than 1:00 p.m. (Toronto time) on Friday, September 11, 2020 or, if the Meeting is adjourned or postponed, at least 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of Ontario) prior to the Meeting and provide Computershare with the contact information of his, her or its proxyholder, so that Computershare may provide the proxyholder with a username via email.

It is important to be connected to the internet at all times during the Meeting in order to vote when balloting commences.

In order to participate online, Shareholders must have a valid 15-digit control number and proxyholders must have received an email from Computershare containing a username.

Non-registered Shareholders

Non-registered Shareholders who have received the Documents from their Intermediary should, other than as set out herein, follow the directions of their Intermediary with respect to the procedure to be followed for voting at the Meeting. Generally, Non-registered Shareholders will either:

(a)	be provided with a form of proxy executed by the Intermediary but otherwise uncompleted. The Non-registered Shareholder may complete the proxy and return it directly to Computershare; or

(b)	be provided with a request for voting instructions. The Intermediary is required to send the Corporation an executed form of proxy completed in accordance with any voting instructions received by the Intermediary.

If you are a Non-registered Shareholder, and the Corporation or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained from your Intermediary in accordance with applicable securities regulatory requirements. By choosing to send the Documents to you directly, the Corporation (and not your Intermediary) has assumed responsibility for (i) delivering the Documents to you; and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

Participating in the Meeting

The Meeting will be hosted online by way of a live audiocast. Shareholders will not be able to attend the Meeting in person. A summary of the information Shareholders will need to attend the Meeting is provided below. The Meeting will begin at 1:00 p.m. (Toronto time) on Tuesday, September 15, 2020.

●	Registered Shareholders that have a 15-digit control number, along with duly appointed proxyholders who were assigned a username by Computershare (see details under “Appointment of Proxyholders”), will be able to vote and submit questions during the Meeting. To do so, please go to https://web.lumiagm.com/244712938 prior to the start of the Meeting to login. Click on “I have a login” and enter your 15-digit control number or username along with the password “fire2020”. Non-registered Shareholders who have not appointed themselves to vote at the Meeting may login as a guest by clicking on “I am a guest” and completing the online form. Guests will not be able to vote at the Meeting.

●	United States Non-registered Shareholders: To attend and vote at the Meeting, you must first obtain a valid legal proxy from your Intermediary and then register in advance to attend the Meeting. Follow the instructions from your Intermediary included with these Meeting materials, or contact your Intermediary to request a legal proxy form. After first obtaining a valid legal proxy from your Intermediary, to then register to attend the Meeting, you must submit a copy of your legal proxy to Computershare. Requests for registration should be directed to Computershare, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 or via email at uslegalproxy@computershare.com.

Requests for registration must be labeled as “Legal Proxy” and be received no later than 1:00 p.m. (Toronto time) on Friday, September 11, 2020. You will receive a confirmation of your registration by email after your registration materials have been received. You may attend the Meeting and vote your Common Shares at https://web.lumiagm.com/244712938 during the Meeting. Please note that you are requested to register your appointment at http://www.computershare.com/FireAndFlower.

●	Non-registered Shareholders who do not have a 15-digit control number or username will only be able to attend as a guest which allows such persons to listen to the Meeting, however, Non- registered Shareholders will not be able to vote or submit questions.

●	If you are using a 15-digit control number to login to the Meeting and you accept the terms and conditions, you will be revoking any and all previously submitted proxies. However, in such a case, you will be provided the opportunity to vote by ballot on the matters put forth at the Meeting. If you DO NOT wish to revoke all previously submitted proxies, do not accept the terms and conditions, in which case you can only enter the Meeting as a guest.

●	If you are eligible to vote at the Meeting, it is important that you are connected to the internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the Meeting.

Appointment of Proxyholders

The persons named in the enclosed Proxy (the “Management Designees”) are directors and/or officers of the Corporation. SHAREHOLDERS HAVE THE RIGHT TO APPOINT A PERSON TO REPRESENT HIM, HER OR IT AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THE PROXY INSTRUMENT either by striking out the names of the persons designated in the Proxy and by inserting the name of the person or company to be appointed in the space provided in the Proxy or by completing another proper form of proxy.

Shareholders who wish to appoint a third party proxyholder to represent them at the Meeting must submit their Proxy or voting instruction form (if applicable) prior to registering their proxyholder. Registering a proxyholder is an additional step once the Proxy or voting instruction form have been submitted. Failure to register the proxyholder will result in the proxyholder not receiving a username to participate in the Meeting. To register a proxyholder, Shareholders MUST visit http://www.computershare.com/FireAndFlower no later than 1:00 p.m. (Toronto time) on Friday, September 11, 2020 and provide Computershare with their proxyholder’s contact information, so that Computershare may provide the proxyholder with a username via email.

A Proxy can be submitted to Computershare either in person, or by mail or courier, to 8th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, or via the internet at www.investorvote.com. The Proxy must be deposited with Computershare by no later than 1:00 p.m. (Toronto time) on Friday, September 11, 2020 or, if the Meeting is adjourned or postponed, at least 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of Ontario) before the beginning of any adjournment(s) or postponement(s) to the Meeting. If a Shareholder who has submitted a Proxy attends the Meeting and has accepted the terms and conditions when entering the Meeting, any votes cast by such Shareholder on a ballot will be counted and the submitted Proxy will be disregarded.

Without a username, proxyholders will not be able to vote at the Meeting.

Revocation of Proxy

A Registered Shareholder who has given a Proxy pursuant to this solicitation may revoke it at any time up to and including the last business day preceding the day of the Meeting or any adjournment(s) or postponement(s) thereof at which the Proxy is to be used:

(a)	by an instrument in writing executed by the Shareholder or by his, her or its attorney authorized in writing and delivered to the attention of the Corporate Secretary of the Corporation c/o Computershare Investor Services Inc., 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1;

(b)	by delivering written notice of such revocation to the chair of the Meeting prior to the commencement of the Meeting on the day of the Meeting or any adjournment(s) or postponement(s) thereof;

(c)	by attending the Meeting and voting the Common Shares; or

(d)	in any other manner permitted by law.

Non-registered Shareholders who wish to change their vote must contact their Intermediary to discuss their options well in advance of the Meeting.

If as a Registered Shareholder you are using your control number to log into the Meeting and you accept the terms and conditions, you will be provided the opportunity to vote by online ballot at the appropriate time on the matters put forth at the Meeting. If you have already voted by proxy and you vote again during the online ballot during the Meeting, your online vote during the Meeting will revoke your previously submitted proxy. If you have already voted by proxy and do not wish to revoke your previously submitted proxy, do not vote again during the online ballot.

Voting of Proxies and Discretion Thereof

Common Shares represented by properly executed proxies in favour of persons designated in the printed portion of the enclosed Proxy WILL, UNLESS OTHERWISE INDICATED, BE VOTED FOR THE ACT AMENDMENT RESOLUTION AND FOR THE INTEREST SETTLEMENT RESOLUTION. The Common Shares represented by the Proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for and, if the Shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly. The enclosed Proxy confers discretionary authority on the persons named therein with respect to amendments or variations to matters identified in the Notice or other matters which may properly come before the Meeting. At the date of this Circular, management knows of no such amendments, variations or other matters to come before the Meeting. However, if other matters properly come before the Meeting, it is the intention of the persons named in the enclosed Proxy to vote such proxy according to their best judgment.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Corporation is authorized to issue an unlimited number of Common Shares. As at August 10, 2020 (the “Record Date”), an aggregate of 163,786,424 Common Shares were issued and outstanding.

Only Shareholders of record at the close of business on the Record Date who either attend the Meeting virtually or complete, sign and deliver a form of proxy in the manner and subject to the provisions described herein will be entitled to vote at the Meeting, unless that Shareholder has transferred any Common Shares subsequent to that date and the transferee shareholder, not later than ten (10) days before the Meeting, establishes ownership of such Common Shares and demands that the transferee’s name be included on the list of Shareholders entitled to vote at the Meeting.

Pursuant to the by-laws of the Corporation, a quorum for the transaction of business at the Meeting shall be not less than 10% of the votes entitled to be cast at the Meeting.

To the knowledge of the directors and executive officers of the Corporation, no person or company is known by the Corporation to beneficially own, or control or direct, directly or indirectly, more than 10% of the voting rights attached to any class of voting securities of the Corporation.

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

This Circular contains forward-looking statements and forward-looking information (collectively, “forward- looking statements”). More particularly, this Circular contains forward-looking statements concerning the transactions contemplated by the Amendment Agreement and the terms thereof. In addition, the use of any of the words “guidance”, “initial”, “scheduled”, “can”, “will”, “prior to”, “estimate”, “anticipate”, “believe”, “should”, “forecast”, “future”, “continue”, “may”, “expect”, and similar expressions are intended to identify forward-looking statements.

The forward-looking statements contained in this Circular are based on the terms of the Amendment Agreement and the Supplemental Indenture and certain key expectations and assumptions including but not limited to expectations and assumptions concerning the ability to obtain the approval of the Shareholders with respect to the matters contemplated herein and other assumptions identified herein. Although the Corporation believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because there is no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to, obtaining all necessary approvals for the transactions contemplated by the Amendment Agreement and the Supplemental Indenture (including that of the Toronto Stock Exchange (the “TSX”)) and fulfilling any conditions to such approvals; the ability to obtain Shareholder approval; and the risks of satisfying all conditions for closing of the transactions contemplated by the Amendment Agreement.

Additional information on these and other factors that could affect the Corporation’s operations and financial results following the completion of the transactions contemplated hereby are included in its annual information form for the year ended February 1, 2020 and other reports on file with Canadian securities regulatory authorities, which may be accessed through the SEDAR website (www.sedar.com).

The forward-looking statements contained in this Circular are made as of the date hereof and the Corporation does not undertake any obligation to update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

MATTERS TO BE ACTED UPON AT THE MEETING

At the Meeting, the Shareholders will be asked to (a) pass a resolution approving the ACT Amendments, as described below under the heading “Approval of the ACT Amendment Resolution”; and (b) pass a resolution approving the Interest Election Amendment, as described below under the heading “Approval of the Interest Settlement Resolution”.

1. Approval of ACT Amendment Resolution

Shareholders (other than ACT (as defined herein) and its affiliates and associates) will be asked to consider, and if thought advisable, to pass, with or without amendment, an ordinary resolution authorizing and approving, the proposed ACT Amendments (as defined herein) as further set out in the Amendment Agreement (as defined herein) (the “ACT Amendment Resolution”).

Background to the Amendment Agreement

On August 7, 2019, the Corporation issued to ACT:

(a)	$25,989,985.42 principal amount of 8.0% convertible unsecured debentures (the “ACT Debentures”) that are convertible into an aggregate of 24,289,706 Common Shares at a price of $1.07 per Common Share (the “ACT Conversion Price”). The ACT Debentures mature on June 30, 2021, subject to the Corporation having the ability to accelerate the maturity date to as early as December 31, 2020 under certain circumstances (collectively, the “ACT Maturity Date”). The ACT Debentures also contemplate certain circumstances whereby the Corporation may force the conversion of the then outstanding principal amount of ACT Debentures (and the accrued and unpaid interest thereon) on the ACT Maturity Date at a conversion price equal to 95% of the 20- day volume weighted average price (the “VWAP”) of the Common Shares on the exchange on which the Common Shares are then principally traded (the “Exchange”) on the ACT Maturity Date;

(b)	30,634,322 series A common share purchase warrants (the “Series A Warrants”) with each Series A Warrant entitling ACT to acquire one (1) additional Common Share at a price of $1.40 per Common Share until the date which is 90 days after the earlier of (i) June 30, 2021; and (ii) the later of (A) December 31, 2020; and (B) the date the Corporation accelerates the ACT Maturity Date pursuant to the terms of the ACT Debentures;

(c)	56,126,890 series B common share purchase warrants (the “Series B Warrants”) with each Series B Warrant entitling ACT to acquire one (1) additional Common Share at a price of $1.875 per Common Share until the date that is one (1) year from the date all of the Series A Warrants have been exercised (noting that the Series B Warrants expire if the Series A Warrants expire unexercised); and

(d)	110,703,925 series C common share purchase warrants (the “Series C Warrants” with the ACT Debentures, the Series A Warrants and the Series B Warrants, referred to herein collectively as the “ACT Securities”) with each Series C Warrant entitling ACT to acquire one (1) additional Common Share at a price per Common Share equal to the lesser of (i) $6.00; and (ii) the greater of (A) $2.00; and (B) the 20-day VWAP of the Common Shares on the Exchange on the last business day prior to the exercise of the Series C Warrants. The Series C Warrants expire on the earlier of: (i) the date that is one (1) year from the date all of the Series B Warrants have been exercised; and (ii) August 7, 2023 (noting that the Series C Warrants expire if the Series B Warrants expire unexercised).

The conversion and exercise, as applicable, in full of all of the ACT Securities would have resulted in ACT owning approximately 50.1% of the Common Shares on a fully-diluted basis (the “Ownership Interest”) at the time of issuance of the ACT Securities.

Pursuant to the terms of the investor rights agreement between the Corporation and ACT dated August 7, 2019 (the “IRA”) and in order for ACT to maintain its Ownership Interest, the Corporation issued to ACT an additional (a) 3,523,705 Series A Warrants; (b) 11,048,651 Series B Warrants; and (c) 22,686,864 Series C Warrants, as a result of ACT exercising its participation right in connection with the Corporation’s private placement of the April 2020 Debentures (as defined herein) and Subscription Receipts (as defined herein) which closed on April 28, 2020. ACT also purchased $1,960,000 principal amount of April 2020 Debentures and 515 Subscription Receipts (which have since been converted into $515,000 principal amount of April 2020 Debentures).

Proposed Amendments to the ACT Securities and IRA

On July 23, 2020, the Corporation and ACT entered into an amendment agreement (the “Amendment Agreement”) whereby the Corporation and ACT agreed to amend the terms of the ACT Securities and the IRA. The Amendment Agreement contemplates that:

(a)	The ACT Debentures shall be amended such that:

(i)	The ACT Conversion Price shall be the lesser of: (A) the 20-day VWAP of the Common Shares on the Exchange on the last trading day prior to ACT delivering a notice of its intention to convert; and (B) $0.90;

(ii)	The ACT Maturity Date shall be June 30, 2023, provided that if less than an aggregate of $20,000,000 principal amount of April 2020 Debentures has been converted prior to the April 2020 Debenture Maturity Date (as defined herein), then ACT shall have the right to accelerate the ACT Maturity Date to the date that is 60 days following the April 2020 Debenture Maturity Date;

(iii)	The Corporation shall have the ability to repay the principal amount of the ACT Debentures and interest thereon by issuing Common Shares at a price equal to $0.75 per Common Share (subject to satisfaction of certain conditions precedent, including the Common Shares having a 20-day VWAP on the Exchange of at least $1.00 on the date the Corporation gives its notice of intention to convert); and

(iv)	The Corporation will have the ability to repay the principal amount of ACT Debentures (with a three (3) month penalty) at any time after (A) the expiry date of the Series B Warrants; and (B) the date on which ACT does not fulfil any of its Series A Warrant Obligations (as defined herein);

(b)	The Series A Warrants shall be amended such that:

(i)	13,146,469 of the Series A Warrants (the “A-1 Warrants”) shall have an exercise price equal to $0.78. As set out in the Amendment Agreement, ACT has agreed to exercise all of the A-1 Warrants by no later than three (3) business days following the Effective Date (as defined herein) provided that no default or event of default under the ACT Debentures has occurred and is continuing (the “A-1 Obligation”). The “Effective Date” is the second (2nd) business day after the satisfaction and/or waiver of all conditions precedent to give effect to the amendments to the ACT Securities contemplated by the Amendment Agreement;

(ii)	10,505,779 of the Series A Warrants (the “A-2 Warrants”) shall have an exercise price equal to $0.83. As set out in the Amendment Agreement, ACT has agreed to exercise all of the A-2 Warrants by no later than December 31, 2020 provided that no default or event of default under the ACT Debentures has occurred and is continuing (the “A-2 Obligation”); and

(iii)	10,505,779 of the Series A Warrants (the “A-3 Warrants”) shall have an exercise price equal to $0.93. The A-3 Warrants will expire on June 30, 2021 (as may be extended) (the “Series A Expiry Date”). The A-3 Warrants shall be exercisable at ACT’s option, unless ACT delivers a notice to the Corporation prior to January 18, 2021 stating its intent at such time to exercise any number of A-3 Warrants on or before the Series A Expiry Date, in which case ACT will be required to exercise such number of A-3 Warrants prior to the Series A Expiry Date (together with the A-1 Obligation and the A-2 Obligation, the “Series A Warrant Obligations”). Other than in connection with the failure to fulfil any of its Series A Warrant Obligations, the A-3 Warrants shall be exercisable without any impact to the Series B and Series C Warrants. In addition to the A-3 Warrants, in the event that the Corporation issues additional Series A Warrants (“Additional Warrants”) to ACT prior to the Effective Date pursuant to the IRA, as of the Effective Date, such Additional Warrants shall have an exercise price equal to the A-3 Warrants and expire on the A-3 Warrant Expiry Date;

(c)	The Series B Warrants shall be amended such that:

(i)	The exercise price of the Series B Warrants shall be the lesser of: (A) $1.875; and (B) the 20-day VWAP of the Common Shares on the Exchange on the last trading day prior to the date on which the Series B Warrants are exercised (the “Proposed Series B Exercise Price”);

(ii)	The Series B Warrants shall only be exercisable at any time after January 1, 2022; and

(iii)	The expiry date of the Series B Warrants shall be September 30, 2022;

(d)	The Series C Warrants shall be amended such that:

(i)	The exercise price of the Series C Warrants shall be the lesser of: (A) $3.00; and (B) 125% of the 20-day VWAP of the Common Shares on the Exchange on the last trading day prior to the date on which the Series C Warrants are exercised (the “Proposed Series C Exercise Price”);

(ii)	The Series C Warrants shall only be exercisable at any time after October 1, 2022; and

(iii)	The expiry date of the Series C Warrants shall be June 30, 2023.

The expiry date of all Series A Warrants, Series B Warrants and Series C Warrants shall be extended in the event that the Corporation is in default of certain debt obligations, if and as applicable. In such event of default, the expiry date of such warrants shall be extended to the date that is, in the case of: (a) the Series A Warrants, 75 days; and (b) the Series B Warrants and Series C Warrants, 30 days after such event of default has been cured pursuant to the terms of the applicable debt instrument.

Notwithstanding the foregoing, all warrants issued to ACT shall immediately expire in the event ACT does not fulfil any of its Series A Warrant Obligations.

The Amendment Agreement also contemplates amendments to the IRA to account for the amendments to the ACT Securities. The IRA will also be amended such that:

(a)	Subject to certain allowances, the Corporation will be restricted from incurring additional senior debt without the consent of ACT;

(b)	The IRA may be terminated by the Corporation in the event ACT does not fulfil any of its Series A Warrant Obligations; and

(c)	The Corporation will be required to give ten (10) days’ written notice to ACT prior to entering into any binding agreement with respect to any financing transaction (other than certain debt transactions). During this consultation period, the Corporation will consult with ACT and provide the opportunity for ACT to offer to provide all or part of any such financing. Following the consultation period, the Corporation shall not require the consent from ACT to enter into any document or agreement with respect to such financing

The participation right and top up right of ACT as contemplated by the IRA shall be maintained.

The above is a summary of the proposed amendments to the ACT Securities and IRA (collectively, the “ACT Amendments”). For a complete description of the proposed amendments to the ACT Securities and the IRA contemplated by the Amendment Agreement, reference should be made to the Amendment Agreement, a copy of which has been filed on SEDAR at www.sedar.com.

Toronto Stock Exchange Matters

Pursuant to Section 607(g)(i) of the TSX Company Manual (the “Company Manual”), the TSX requires securityholder approval as a condition of acceptance of a notice of an issuance of securities if the aggregate number of listed securities issuable under a private placement is greater than 25% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of closing of the transaction and the price per security is less than the market price. Although the issuance of the ACT Securities was approved by Shareholders at the time of issuance, Section 610(c) of the Company Manual provides that a decrease in the conversion price of a previously issued convertible security must be submitted to TSX for approval and will be treated by the TSX as a new private placement.

Additionally, pursuant to Section 607(i) of the Company Manual, the TSX requires securityholder approval as a condition of acceptance of a notice of an issuance of securities if warrants to purchase listed securities have an exercise price that is less than the market price of the underlying security at either the date of the binding agreement obligating the listed issuer to issue the warrants or some future date provided for in the binding agreement. Pursuant to Section 608(a)(ii) of the Company Manual securityholder approval will be required for amendments to warrants resulting in an exercise price which is less than the market price of the securities determined on the date of the Amendment Agreement. As such securityholder approval is required to the amendments to the Series A Warrants, Series B Warrants and Series C Warrants, as a result of:

(a)	certain of the Series A Warrants having an exercise price which is less than the market price of the Common Shares at the time of the Amendment Agreement; and

(b)	the Proposed Series B Exercise Price and the Proposed Series C Exercise Price potentially being below the market price of the Common Shares at the time of the Amendment Agreement.

Consequently, the TSX has conditionally approved the ACT Amendments, subject to the satisfaction of certain conditions, including the receipt of Shareholder approval of the ACT Amendments.

Accordingly, as a condition of its listing of the Common Shares issuable upon:

(a)	conversion of the principal amount of ACT Debentures and interest thereon; and

(b)	exercise of the Series A Warrants, Series B Warrants and Series C Warrants,

after giving effect to the ACT Amendments, the TSX requires that the issuance of such underlying Common Shares be approved by Shareholders (other than ACT and its affiliates and associates) at the Meeting.

The table below sets out the number of Common Shares issuable to ACT on conversion in full of the principal amount of ACT Debentures and interest thereon and the number and percentage of Common Shares that could be held by ACT upon conversion in full of the ACT Debentures and interest thereon at various conversion prices:

20-day VWAP of the Common Shares at the time of conversion(1)	Number of Common Shares issued and outstanding as of the date hereof	Number of Common Shares underlying the principal amount of ACT Debentures	Number of Common Shares underlying accrued and unpaid interest on the ACT Debentures(2)(3)(4)	Aggregate Number of Common Shares underlying the ACT Debentures and percentage of Common Shares as of the date hereof	Aggregate Number of Common Shares underlying the ACT Debentures and percentage of Common Shares following conversion(5)
$0.50	163,786,424	51,979,971	13,131,782	228,898,177	228,898,177
				(39.8)%	(28.4)%
$0.75	163,786,424	34,653,314	8,754,521	207,194,259	207,194,259
				(26.5)%	(21.0)%
$1.00	163,786,424	28,877,762	6,565,891	199,230,077	199,230,077
				(21.6)%	(17.8)%
$1.25	163,786,424	28,877,762	5,252,713	197,916,898	197,916,898
				(20.8)%	(17.2)%
$1.50	163,786,424	28,877,762	4,377,261	197,041,446	197,041,446
				(20.3)%	(16.9)%

Notes:

(1)	Each row in the above table assumes that the Common Shares will have the same 20-day VWAP on: (a) the day of conversion of the principal amount of ACT Debentures; and (b) all interest payment dates.
(2)	Assumes that the Corporation will elect to issue Common Shares to satisfy all interest payments owing to ACT under the ACT Debentures.
(3)	Assumes that the full principal amount of ACT Debentures will remain outstanding until June 30, 2023.
(4)	Does not include any Common Shares issued prior to the date hereof to satisfy interest payments owing under the ACT Debentures (979,034 Common Shares were issued on December 31, 2019 and 1,510,859 Common Shares were issued on June 30, 2020, in each case to satisfy interest payments owing under the ACT Debentures).
(5)	Assumes that following the date hereof, other than in connection with the ACT Debentures, no other Common Shares have been issued.

Board Recommendation

The board of directors of the Corporation (the “Board”) recommends that you vote FOR the ACT Amendment Resolution.

In making its recommendation that Shareholders vote FOR the ACT Amendment Resolution, the Board carefully considered a number of factors, including receipt of a fairness opinion (the “Fairness Opinion”) from its financial advisor, ATB Capital Markets Inc. (the “Financial Advisor”). Based upon and subject to the assumptions, qualifications and limitations set out in the Fairness Opinion, the Financial Advisor provided its opinion to the Board that, as of August 6, 2020, the financial terms of the ACT Amendments pursuant to the Amendment Agreement are fair, from a financial point of view, to the Shareholders (other than ACT). The Fairness Opinion was provided solely for the use of the Board in connection with its consideration of the ACT Amendments and is not a recommendation as to how Shareholders should vote in respect of the ACT Amendment Resolution. The full text of the Fairness Opinion, including a description of its scope of review and assumptions and limitations is attached as Schedule A to this Circular.

The Management Designees intend to vote FOR the ACT Amendment Resolution, unless otherwise instructed on a properly executed and validly deposited proxy.

The text of the ACT Amendment Resolution is as follows:

“BE IT RESOLVED THAT:

(a)	Fire & Flower Holdings Corp. (the “Corporation”) is hereby authorized to amend the conversion price of the $25,989,985.42 principal amount of 8.0% convertible unsecured debentures (the “ACT Debentures”) issued to 2707031 Ontario Inc., an indirect wholly- owned subsidiary of Alimentation Couche-Tard Inc. (collectively “ACT”) to the lesser of (i) the 20-day volume weighted average trading price (the “VWAP”) of the common shares of the Corporation (the “Common Shares”) on the exchange on which the Common Shares are then principally traded (the “Exchange”) , on the last trading day prior to ACT delivering a notice of its intention to convert; and (B) $0.90.

(b)	The Corporation is hereby authorized to allot and issue up to such number of Common Shares upon due conversion of the principal amount of ACT Debentures and accrued and unpaid interest on the ACT Debentures in accordance with the terms of the certificate representing the ACT Debentures as may be amended from time to time, including any amendments pursuant to a certain amendment agreement entered into between the Corporation and ACT dated July 23, 2020 (the “Amendment Agreement”), as fully paid and non-assessable Common Shares.

(c)	The Corporation is hereby authorized to amend the terms of the Series A Warrants (as such term is defined in the information circular of the Corporation dated August 10, 2020 (the “Circular”)) such that the exercise price of: (i) the A-1 Warrants shall be $0.78; (ii) the A-2 Warrants shall be $0.83; and (iii) the A-3 Warrants shall be $0.93 (as such terms are defined in the Circular) pursuant to the terms of the Amendment Agreement.

(d)	The Corporation is hereby authorized to amend the terms of the Series B Warrants (as such term is defined in the Circular) such that the exercise price of the Series B Warrants shall be the lesser of: (i) $1.875; and (ii) the 20-day VWAP of the Common Shares on the Exchange on the last trading day prior to the date on which the Series B Warrants are exercised, pursuant to the terms of the Amendment Agreement.

(e)	The Corporation is hereby authorized to amend the terms of the Series C Warrants (as such term is defined in the Circular) such that the exercise price of the Series C Warrants shall be the lesser of: (i) $3.00; and (ii) 125% of the 20-day VWAP of the Common Shares on the Exchange on the last trading day prior to the date on which the Series C Warrants are exercised, pursuant to the terms of the Amendment Agreement.

(f)	The Corporation is hereby authorized and directed, for and on behalf of the Corporation, to amend the terms of the ACT Securities and give effect to the ACT Amendments (as such terms are defined in the Circular) pursuant to the terms of the Amendment Agreement and to finalize, sign and deliver all documents, to enter into any agreements and to do and perform all acts and things as any one (1) officer or director of the Corporation, in his or her discretion, deems necessary or advisable in order to give effect to the transactions contemplated by the Amendment Agreement.

(g)	Any one director or officer of the Corporation is hereby authorized and directed, for and on behalf of the Corporation, to finalize, sign and deliver all documents, to enter into any agreements and to do and perform all acts and things as such individual, in his or her discretion, deems necessary or advisable in order to give effect to the intent of this resolution and the matters authorized hereby, including compliance with all securities laws and regulations and the rules and requirements of the Toronto Stock Exchange, such determination to be conclusively evidenced by the finalizing, signing or delivery of such document or agreement or the performing of such act or thing.”

2. Approval of Interest Settlement Resolution

Shareholders will be asked to consider, and if thought advisable, to pass, with or without amendment, an ordinary resolution authorizing and approving, the proposed Interest Election Amendment (as defined herein) as further set out in the Supplemental Indenture (as defined herein) (the “Interest Settlement Resolution”).

Background to the April 2020 Debentures

On April 28, 2020, the Corporation completed a non-brokered private placement of 19,800 secured convertible debentures, at a price of $1,000 per convertible debenture (the “April 2020 Debentures”), for aggregate gross proceeds of $19,800,000 (the “Debenture Financing”). Each April 2020 Debenture bears interest at an annual rate of 8.00% payable in arrears in equal installments semi-annually. The principal amount of April 2020 Debentures may be convertible at the holder’s option into Common Shares at any time prior to the April 2020 Debenture Maturity Date (as defined herein) at a conversion price of $0.50 per Common Share, subject to adjustment as set out in the in the debenture indenture between the Corporation and Computershare Trust Company of Canada (the “Trustee”) dated April 28, 2020 (the “Debenture Indenture”).

Pursuant to the terms of the Debenture Indenture, the April 2020 Debentures mature on June 1, 2021, which date would be automatically extended to April 28, 2022 (collectively, the “April 2020 Debenture Maturity Date”) in the event certain of the ACT Securities were converted, exercised or otherwise extinguished prior to certain prescribed periods.

The full text of the Debenture Indenture is available on the Corporation’s SEDAR profile at www.sedar.com.

Concurrently with the completion of the Debenture Financing, on April 28, 2020, the Corporation completed a non-brokered private placement of 8,200 subscription receipts (each, a “Subscription Receipt”), at a price of $1,000 per Subscription Receipt, for aggregate gross proceeds of $8,200,000 (with the Debenture Financing, the “April 2020 Private Placement”). Each Subscription Receipt entitled the holder thereof to receive, without payment of additional consideration or further action on the part of the holder thereof, one $1,000 principal amount April 2020 Debenture (the “Underlying Debentures”) upon the satisfaction and/or waiver of certain escrow release conditions – which escrow release conditions included the receipt of the approval of Shareholders.

Pursuant to Section 607(g)(i) of the Company Manual, the TSX requires securityholder approval as a condition of acceptance of a notice of an issuance of securities if the aggregate number of listed securities issuable under a private placement is greater than 25% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of closing of the transaction and the price per security is less than the market price. Section 607(f)(iii) of the Company Manual provides that in the case of a private placement of convertible securities, unless the conversion price of such convertible security is defined as at least the applicable market price at the time of conversion, the underlying listed securities will be considered as being issued at a price per security less than the market price, and the securities so issuable will be regarded as being part of the number of securities being issued pursuant to the transaction. As the conversion price of the Common Shares underlying the Underlying Debentures (the “Conversion Shares”) is not tied to the market price at the time of conversion, the securities issuable upon the conversion of the April 2020 Debentures will be included when determining the 25% maximum issuance.

To comply with the Company Manual, the approval of Shareholders was required prior to the Subscription Receipts being converted into April 2020 Debentures. The Shareholders approved the conversion of the Subscription Receipts into April 2020 Debentures and the issuance of the Conversion Shares issuable thereunder. As of the date hereof, the Corporation has an aggregate of $28,000,000 principal amount of April 2020 Debentures outstanding.

The Debenture Indenture provides for, among other things, that the Corporation shall pay interest on the principal of the April 2020 Debentures at a rate of 8.0% per annum which shall accrue and be payable semi- annually in arrears on the last day of June and December in each year, commencing on December 31, 2020. Additionally, the Debenture Indenture provides that, subject to compliance with applicable laws and the rules and policies of the TSX, the Corporation may, in its sole discretion, elect to add any interest that accrues and becomes payable up to and including December 31, 2020 and June 30, 2021 (if applicable) to the principal amount outstanding under such April 2020 Debenture, in accordance with the terms of the Debenture Indenture (the “Interest Election”). Further, the principal amount (including, in the case of the Interest Election, accrued interest) of the April 2020 Debentures will be convertible at the holder’s option into Common Shares (in the case of the additional Common Shares issuable for accrued interest, the “Interest Shares”) at any time prior to the April 2020 Debenture Maturity Date at a conversion price of $0.50 per share. The Interest Election and the issuance of the Interest Shares pursuant to the terms of the Debenture Indenture was approved by the Shareholders on June 15, 2020.

Amendments to the April 2020 Debentures

On July 23, 2020, the Corporation and the Trustee entered into a supplemental debenture indenture (the “Supplemental Indenture”). The Supplemental Indenture made the following amendment to the April 2020 Debentures.

(a)	Amending the maturity date. In light of the proposed amendments to the ACT Securities, the conditions precedent for the extension of the April 2020 Debenture Maturity Date to April 28, 2022 were no longer practical. As such, the April 2020 Debenture Maturity Date has been amended to: (i) June 1, 2021; or (ii) June 1, 2022 in the event that on or before April 1, 2021, 23,652,248 of the Series A Warrants are exercised.

(b)	Additional Interest Election Period. Subject to compliance with applicable laws, including approval of the TSX, the Supplemental Indenture allows for the Corporation to make an Interest Election on the December 31, 2021 interest payment date (in addition to the Interest Election which may be made on each of the December 31, 2020 and June 30, 2021 interest payment dates) (the “Interest Election Amendment”).

(c)	Forced Conversion Right. The Debenture Indenture contemplates the Corporation having the option to force the conversion of the principal amount of April 2020 Debentures if certain conditions precedent occur – notably:

(i)	no event of default has occurred and is continuing;

(ii)	all of the ACT Debentures are converted or otherwise retired;

(iii)	all of the Series A Warrants are exercised or otherwise retired; and

(iv)	the ten (10) day VWAP of the Common Shares on the Exchange is greater than $1.25 (subject to adjustment).

The Supplemental Indenture amends the conditions precedent for the Corporation to force the conversion of the principal amount of April 2020 Debentures to:

(i)	no event of default has occurred and is continuing;

(ii)	no forced conversion notice may be delivered prior to July 1, 2020;

(iii)	23,652,248 Series A Warrants have been exercised; and

(iv)	the ten (10) day VWAP of the Common Shares on the Exchange is greater than $1.25 (subject to adjustment).

The table below sets out the number of Common Shares issuable to the holders of the April 2020 Debentures on conversion in full of the principal amount of April 2020 Debentures:

	Number of Common Shares issued and outstanding as of the date hereof	Number of Common Shares underlying such principal amount of April 2020 Debentures(1) (2)
$28,000,000 principal amount of April 2020 Debentures	163,786,424	56,000,000
Principal attributed to the December 31, 2020 Interest Election	163,786,424	3,036,320
Principal attributed to the June 30, 2021 Interest Election	163,786,424	2,361,453
Principal attributed to the December 31, 2021 Interest Election	163,786,424	2,455,911
Total		63,853,684	(3)

Notes:

(1)	Assumes that the April 2020 Debenture Maturity Date will be extended to June 1, 2022.
(2)	Assumes that the full principal amount of April 2020 Debentures will remain outstanding until December 31, 2021.
(3)	This number represents: (a) 39.0% of the issued and outstanding Common Shares as of the date hereof; and (b) 28.1% of the issued and outstanding Common Shares following conversion in full of the principal amount of April 2020 Debentures (assuming exercise of the Interest Election on: (i) December 31, 2020; (ii) June 30, 2021; and (iii) December 31, 2021) and that no other Common Shares have been issued following the date hereof.

Toronto Stock Exchange Matters

Pursuant to Section 607(g)(i) of the Company Manual, the TSX requires securityholder approval as a condition of acceptance of a notice of an issuance of securities if the aggregate number of listed securities issuable under a private placement is greater than 25% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of closing of the transaction and the price per security is less than the market price. As the conversion price of the Interest Shares is not tied to the market price at the time of conversion, the maximum number of Interest Shares issuable upon conversion of the April 2020 Debentures will be included when determining the 25% maximum issuance.

The TSX has approved the listing of the Interest Shares in connection with the Interest Election Amendment, subject to the satisfaction of certain conditions, including the receipt of Shareholder approval as the total number of Interest Shares issuable (upon the exercise by the Corporation of the Interest Election in connection with the Interest Election Amendment and subsequent addition of such accrued interest to the principal amount of April 2020 Debentures) when combined with the maximum number Common Shares issuable upon conversion of the principal amount of April 2020 Debentures, would exceed 25% of the number of Common Shares outstanding prior to the date of the closing of the April 2020 Private Placement.

Accordingly, as a condition of its listing approval, the TSX requires that the issuance of the Interest Shares in connection with the Interest Election Amendment be approved by Shareholders at the Meeting.

MI 61-101 Matters

In connection with the Interest Election Amendment, certain “related parties” to the Corporation for the purposes of MI 61-101 subscribed for April 2020 Debentures and Subscription Receipts and the issuances thereto (including the potential issuance of Interest Shares thereunder) are considered “related party transactions” for the purposes of MI 61-101. Such related parties hold approximately $1,000,000 principal amount of April 2020 Debentures as of the date hereof. The Corporation is relying on exemptions from the formal valuation and minority shareholder approval requirements available under MI 61-101. The Corporation is exempt from the formal valuation requirement in section 5.4 and the minority shareholder approval requirement in section 5.6 of MI 61-101 as neither the fair market value of the subject matter of, nor the fair market value of the consideration for, the transaction, insofar as it involves related parties, exceeds 25% of the Corporation’s market capitalization.

Approval of the Interest Settlement Resolution

To be effective, the Interest Settlement Resolution must be approved by a majority of the votes cast by Shareholders present or represented by proxy at the Meeting.

The Management Designees intend to vote FOR the Interest Settlement Resolution, unless otherwise instructed on a properly executed and validly deposited proxy.

The text of the Interest Settlement Resolution is as follows:

“BE IT RESOLVED THAT:

(a)	The issuance of up to 2,600,000 common shares in the capital of Fire & Flower Holdings Corp. (the “Corporation”) to be issued in connection with the Corporation’s exercise of the Interest Election for the interest owing on the April 2020 Debentures with respect to the period from June 30, 2021 to December 31, 2021 in the accordance with the terms of the Debenture Indenture as modified by the Debenture Supplement (as such terms are defined in the information circular of the Corporation dated August 10, 2020 (the “Circular”)), and as further described in the Circular, is approved.

(b)	Any one director or officer of the Corporation is hereby authorized and directed, for and on behalf of the Corporation, to finalize, sign and deliver all documents, to enter into any agreements and to do and perform all acts and things as such individual, in his or her discretion, deems necessary or advisable in order to give effect to the intent of this resolution and the matters authorized hereby, including compliance with all securities laws and regulations and the rules and requirements of the Toronto Stock Exchange, such determination to be conclusively evidenced by the finalizing, signing or delivery of such document or agreement or the performing of such act or thing.”

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS AND

MATTERS TO BE ACTED UPON AT THE MEETING

Except as disclosed below, no director or executive officer of the Corporation and no person who beneficially owns, or controls or directs, directly or indirectly, more than 10% of the outstanding Common Shares (collectively, an “Informed Person”) and no associate or affiliate of any Informed Person, had any material interest, direct or indirect, in any transaction since the commencement of the Corporation’s last financial year or in any proposed transaction that materially affects or would materially affect the Corporation, including any matter to be acted upon at the Meeting.

Stéphane Trudel, a director of the Corporation, is also a director of 2707031 Ontario Inc. As such, Mr. Trudel has disclosed his interest to the Board and abstained from voting on all matters related to the Amendment Agreement and the proposed amendments to the terms of the ACT Securities.

AUDITOR

PricewaterhouseCoopers LLP, Chartered Professional Accountants, is the auditor of the Corporation. PricewaterhouseCoopers LLP was initially appointed by the Board as auditors of the Corporation effective July 25, 2019.

EFFECTIVE DATE

Except as otherwise specified herein, the information set forth in this Circular is provided as of August 10, 2020.

ADDITIONAL INFORMATION

Additional information relating to the Corporation including, the Corporation’s annual information form for the year ended February 1, 2020, annual financial statements together with the auditors’ report thereon and the associated management’s discussion and analysis for the 52 weeks ended February 1, 2020, interim financial statements and the associated management’s discussion and analysis for subsequent periods, and this Circular are available upon request to the Corporate Secretary, Suite 400, Centre 104, 5241 Calgary Trail NW, Edmonton, Alberta, T6H 5G8. This information may also be accessed at www.sedar.com or the Corporation’s website at www.fireandflower.com.

Schedule “A” – Fairness Opinion

(see attached)

August 6, 2020

Board of Directors

Fire & Flower Holdings Corp.

Suite 308, 150 King Street West

Toronto, Ontario

M5H 1J9

To the Board of Directors of Fire & Flower Holdings Corp.:

ATB Capital Markets Inc. and its affiliates (collectively, “ATB Capital Markets”) understands that Fire & Flower Holdings Corp. (“Fire & Flower” or the “Company”) has entered into an amendment agreement (the “Amendment Agreement”) dated July 23, 2020 with 2707031 Ontario Inc. (the “Investor”), an indirect wholly-owned subsidiary of Alimentation Couche-Tard Inc., pursuant to which Fire & Flower and the Investor have agreed to enter into (i) an amended and restated investor rights agreement, (ii) an amended and restated unsecured convertible debenture certificate and (iii) amended and restated certificates representing the series A, series B and series C warrants, in each case in their respective forms attached to the Amendment Agreement (such agreement and certificates, together with the Amendment Agreement, the “Amendment Material”) and to, in accordance with the terms and conditions of the Amendment Material, amend and restate (or reissue, as applicable):

(i)	the 8% unsecured convertible debentures of the Company in the original principal amount of $25,989,985.42, held by the Investor;
(ii)	the 34,158,027 series A common share purchase warrants held by the Investor;
(iii)	the 67,175,541 series B common share purchase warrants held by the Investor;
(iv)	the 133,390,789 series C common share purchase warrants held by the Investor; and
(v)	the investor rights agreement made as of August 7, 2019 between the Company and the Investor.

(such proposed amendments pursuant to the Amendment Agreement, the “Transaction”).

The specific terms and conditions of the Transaction are fully described in the Amendment Material and will be described in a management information circular (the “Circular”) to be mailed to Fire & Flower shareholders in connection with the Transaction. Fire & Flower shareholders (the “Shareholders”) are being asked to consider and vote on, among other matters, the Transaction at a special meeting of Fire & Flower shareholders (the “Fire & Flower Meeting”) to be held for such purposes.

ENGAGEMENT OF ATB CAPITAL MARKETS BY FIRE & FLOWER

The board of directors of Fire & Flower (the “Board”) has retained ATB Capital Markets to provide advice and assistance to it in, among other things, evaluating the Transaction, including the preparation and delivery to the Board of ATB Capital Markets’ opinion as to the fairness, from a financial point of view, to the Shareholders other than the Investor of the financial terms of the Transaction (this “Fairness Opinion”). ATB Capital Markets has not been engaged to prepare, and has not prepared, a valuation or appraisal of Fire & Flower or any of Fire & Flower’s assets or liabilities and the Fairness Opinion should not be construed as such. In addition, ATB Capital Markets has not been engaged or requested to opine as to, and the Fairness Opinion does not in any manner address, the underlying business decision to proceed with or to effect the Transaction or any of the Amendment Material.

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ATB Capital Markets was formally engaged by Fire & Flower pursuant to an engagement agreement (the “Engagement Agreement”) dated June 23, 2020. The Engagement Agreement provides the terms upon which ATB Capital Markets has agreed to act as a financial advisor to the Company in connection with the Transaction during the term of the Engagement Agreement. The terms of the Engagement Agreement provide that ATB Capital Markets will receive a fee due upon delivery of the Fairness Opinion, no part of which is contingent upon the Fairness Opinion being favourable or upon completion of the Transaction. In addition, Fire & Flower has agreed to reimburse ATB Capital Markets for its reasonable out-of-pocket expenses and to indemnify ATB Capital Markets, in certain circumstances, against certain expenses, losses, damages and liabilities incurred in connection with the provision of its services.

Subject to the terms of the Engagement Agreement, ATB Capital Markets consents to the inclusion of the Fairness Opinion in its entirety in the Circular and to the filing thereof by Fire & Flower with the applicable Canadian securities regulatory authorities.

CREDENTIALS OF ATB CAPITAL MARKETS

ATB Capital Markets is an independent Canadian investment banking firm with operations in a broad range of investment banking activities, including corporate finance, mergers and acquisitions, equity sales and trading, and investment research. ATB Capital Markets and its senior investment banking professionals have participated in a significant number of transactions involving public and private companies and have extensive experience in preparing valuations and fairness opinions.

This Fairness Opinion is the opinion of ATB Capital Markets and its form and content have been approved by a committee of senior investment banking professionals of ATB Capital Markets, each of whom is experienced in merger, acquisition, divestiture, valuation and fairness opinion matters.

RELATIONSHIP WITH INTERESTED PARTIES

Neither ATB Capital Markets, nor any of its affiliates or associates is an insider, associate or affiliate (as those terms are defined in the Securities Act (Alberta)) of Fire & Flower or any of their respective associates or affiliates (each an “Interested Party”, and collectively, the “Interested Parties”). Neither ATB Capital Markets nor any of its affiliates or associates is an advisor to any Interested Party in respect to the Transaction other than to the Company pursuant to the Engagement Agreement.

None of ATB Capital Markets, its affiliates nor its associates has been engaged to provide any financial advisory services nor have they participated in any financing involving the Company, the Investor or any of their respective associates or affiliates within the past two years, other than the services provided under the Engagement Agreement or services provided as lead, co-lead, or a member of the syndicate, or finder in connection with the Company’s 2018 private placement of equity units, 2018 private placement of convertible debentures, 2018 private placement of subscription receipts, 2019 private placement of convertible debentures and 2020 private placement of convertible debentures. ATB Capital Markets has also committed to act as agent in connection with certain distributions of securities that the Company may undertake from time to time. In addition, ATB Financial, an affiliate of ATB Capital Markets, has acted as lender to Fire & Flower pursuant to a Commitment Letter dated April 21, 2020 for which ATB Financial extended certain credit facilities to Fire & Flower. Other than as set forth above, there are no understandings or agreements between ATB Capital Markets and any of the Interested Parties with respect to future financial advisory or investment banking business. ATB Capital Markets may in the future, in the ordinary course of its business, perform financial advisory or investment banking services for Fire & Flower or any other Interested Party. In addition, ATB Capital Markets has, and may in the future have, other normal course financial dealings with one or more of the Interested Parties.

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In addition, ATB Capital Markets has acted and acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have and may in the future have positions in the securities of one or more of the Interested Parties and, from time to time, may have executed or may execute transactions on behalf of one or more of the Interested Parties or other clients for which it may have received or may receive compensation. As an investment dealer, ATB Capital Markets conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including matters with respect to the Transaction, or any of the Interested Parties.

SCOPE OF REVIEW

In connection with this Fairness Opinion, ATB Capital Markets reviewed, considered and relied upon (without attempting to verify independently the completeness or accuracy of) or carried out, among other things, the following:

1.	a non-binding term sheet executed by Fire & Flower and the Investor on June 18, 2020;

2.	the Amendment Material;

3.	the subscription agreement between the Company and the Investor dated July 23, 2019;

4.	the Investor Rights Agreement between the Company and the Investor dated August 7, 2019;

5.	the unaudited condensed interim consolidated financial statements of Fire & Flower for the thirteen weeks ended May 2, 2020 and May 4, 2019 and the management discussion and analysis related thereto;

6.	the audited consolidated financial statements of Fire & Flower for the fiscal years ended February 1, 2020 and February 2, 2019 and the management discussion and analysis related thereto;

7.	the capitalization table of Fire & Flower as at April 24, 2020 provided by the Company’s management;

8.	certain recent publicly available information relating to the business, operations, financial condition and trading history of Fire & Flower and other selected public companies ATB Capital Markets considered relevant;

9.	certain press releases issued by Fire & Flower;

10.	certain internal financial, operating, corporate and other information prepared or provided by or on behalf of Fire & Flower relating to the business, operations and financial condition of Fire & Flower;

11.	certain internal management modelling, forecasts, projections, estimates and budgets prepared or provided by or on behalf of management of Fire & Flower;

12.	discussions with management of Fire & Flower relating to its current businesses, plans, financial conditions and prospects;

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13.	discussions with Fire & Flower’s legal counsel relating to legal matters with respect to the Transaction;

14.	public information with respect to selected precedent transactions ATB Capital Markets considered relevant;

15.	various reports published by industry sources, as available, which ATB Capital Markets considered relevant;

16.	such other corporate, industry, and financial market information, investigations and analyses as ATB Capital Markets considered necessary or appropriate in the circumstances; and

17.	the letter of representation as to certain factual matters and the completeness and accuracy of certain information upon which the Fairness Opinion is based, addressed to ATB Capital Markets and dated August 6, 2020, provided by senior officers of Fire & Flower.

ATB Capital Markets has not received any draft of the Circular as it was not available as of the date hereof, the date the Fairness Opinion was rendered. ATB Capital Markets has not, to the best of its knowledge, been denied access by Fire & Flower or any of its associates or affiliates to any information requested by ATB Capital Markets under the Company’s control. ATB Capital Markets did not meet with the auditors of the Company and has assumed the accuracy, completeness and fair presentation of, and has relied upon, without independent verification, the financial statements of the Company and any reports of the auditors thereon.

This Fairness Opinion has been prepared in accordance with the Disclosure Standards for Formal Valuations and Fairness Opinions of the Investment Industry Regulatory Organization of Canada (“IIROC”) but IIROC has not been involved in the preparation or review of this Fairness Opinion.

ASSUMPTIONS AND LIMITATIONS

The Fairness Opinion is subject to the assumptions, explanations and limitations set forth herein.

With the Board’s acknowledgement and agreement as provided for in the Engagement Agreement, ATB Capital Markets relied upon the accuracy, completeness and fair presentation of all data and other information obtained by it from public sources, provided to it by or on behalf of Fire & Flower, or otherwise obtained by ATB Capital Markets (collectively, the “Information”), and ATB Capital Markets has assumed that this Information did not omit to state any material fact or any fact necessary to be stated to make such Information not misleading. This Fairness Opinion is conditional upon the accuracy, completeness and fair presentation of such Information. Subject to the exercise of professional judgment, and except as expressly described herein, ATB Capital Markets has not attempted to verify independently the accuracy, completeness or fair presentation of any of the Information.

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Senior management of Fire & Flower have represented to ATB Capital Markets in certificates delivered as of the date hereof, among other things, that (i) to the best of their knowledge, information and belief, the Information provided to ATB Capital Markets by Fire & Flower or its affiliates or their representatives for the purposes of preparing the Fairness Opinion (the “Company Information”) is, true and correct in all material respects, and did not and does not contain any untrue statement of a material fact in respect of Fire & Flower, its subsidiaries or the Transaction and did not and does not omit to state a material fact in respect of Fire & Flower, its subsidiaries or the Transaction necessary to make the Company Information not misleading in light of the circumstances under which the Company Information was made or provided; (ii) since the dates on which the Information was provided to ATB Capital Markets, except as disclosed in writing to ATB Capital Markets or in a public filing with securities regulatory authorities, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Fire & Flower or any of its subsidiaries and no material change has occurred in the Information or any part thereof, which would have or which would reasonably be expected to have a material effect on the Fairness Opinion; (iii) any portions of the Company Information which constitute forecasts, projections, estimates and/or budgets (a) were prepared using the probable courses of actions to be taken or events reasonably expected to occur during the period covered thereby; (b) were prepared using the assumptions identified therein, which in the reasonable belief of the management of Fire & Flower are (or were at the time of preparation and continue to be) reasonable in the circumstances; (c) were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Fire & Flower as to matters covered thereby at the time thereof; (d) reasonably present the views of such management of the financial prospects and forecasted performance of Fire & Flower and its subsidiaries and are consistent with historical operating experience of Fire & Flower and its subsidiaries; and (e) are not, in the reasonable belief of the management of Fire & Flower, misleading in any material respect in light of the assumptions used or in light of any developments since the time of their preparation; and (iv) there have not been any prior valuations (as defined in MI 61-101 – Protection of Minority Security Holders in Special Transactions) of the Company, any of its affiliates or associates or their respective material assets in the past 24-month period.

With respect to the budgets, forecasts, projections or estimates of Fire & Flower provided to ATB Capital Markets and used in its analyses, ATB Capital Markets notes that projected future results are inherently subject to uncertainty. ATB Capital Markets has assumed, however, that such budgets, forecasts, projections and estimates were prepared using the assumptions identified therein which ATB Capital Markets has been advised are (or were at the time of preparation and continue to be), in the opinion of Fire & Flower, reasonable in the circumstances. ATB Capital Markets expresses no independent view as to the reasonableness of such budgets, forecasts, projections and estimates or the assumptions upon which they are based.

In preparing this Fairness Opinion, ATB Capital Markets has made several assumptions, including that all final or executed versions of documents will conform in all material respects to the Amendment Material provided to ATB Capital Markets, conditions to the Transaction can and will be satisfied in due course, all consents, permissions, exemptions or orders of relevant regulatory authorities or third parties will be obtained, without adverse conditions or qualifications, the procedures being followed to implement the Transaction are valid and effective, the Circular will be distributed to Shareholders in accordance with all applicable laws, and the disclosure in the Circular will be accurate, in all material respects, and will comply, in all material respects, with the requirements of all applicable laws. In its analysis in connection with the preparation of this Fairness Opinion, ATB Capital Markets made numerous assumptions with respect to industry performance, general business and economic conditions, and other matters, many of which are beyond the control of Fire & Flower, or their respective affiliates. Among other things, ATB Capital Markets has assumed the accuracy, completeness and fair presentation of and has relied upon, without independent verification, the financial statements forming part of the Information.

In rendering this Fairness Opinion, ATB Capital Markets expresses no view as to the likelihood that the conditions respecting the Transaction will be satisfied or waived or that the Transaction will be implemented within the time frame indicated in the Circular. ATB Capital Markets has also assumed that all of the representations and warranties contained in the Amendment Material are true and correct as of the date hereof.

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ATB Capital Markets has not prepared a formal valuation or appraisal of Fire & Flower or any of their securities or respective assets and the Fairness Opinion should not be construed as such. This Fairness Opinion has been provided for the use of the Board and is not intended to be, and does not constitute, a recommendation that any Shareholder vote in favour of matters related to the Transaction. Additionally, ATB Capital Markets expresses no opinion with respect to future trading prices of the securities of Fire & Flower. This Fairness Opinion does not address the relative merits of the Transaction as compared to other transactions or business strategies that might be available to Fire & Flower, nor does it address the underlying Fire & Flower business decision to enter into the Amendment Material. In considering the fairness, from a financial point of view, of the amendments contained in the Transaction, ATB Capital Markets considered the Transaction from the perspective of the Shareholders generally and did not consider the specific circumstances of any particular shareholder. ATB Capital Markets was not engaged to review any legal, tax or regulatory aspects of the Transaction and the Fairness Opinion does not address any such matters. This Fairness Opinion is rendered as of the date hereof on the basis of securities markets, economic and general business and financial conditions prevailing on that date and the condition and prospects, financial and otherwise, of Fire & Flower, as they were reflected in the Information provided or otherwise available to ATB Capital Markets. Any changes therein may affect this Fairness Opinion and, although ATB Capital Markets reserves the right to update, change, supplement or withdraw this Fairness Opinion in such event, it disclaims any and all undertaking or obligation to advise any person of any such change that may come to its attention, or to change, supplement or withdraw this Fairness Opinion after such date.

The preparation of a fairness opinion is a complex process and is not necessarily amenable to partial analysis or summary description. ATB Capital Markets believes that its analyses must be considered in totality and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together as a whole, could create an incomplete view of the process underlying this Fairness Opinion. Accordingly, this Fairness Opinion should be read in its entirety.

FAIRNESS OPINION CONCLUSION

Based upon and subject to the foregoing, and such other matters as ATB Capital Markets considered relevant, ATB Capital Markets is of the opinion that, as of the date hereof, the financial terms of the Transaction are fair, from a financial point of view, to the Shareholders other than the Investor.

This Fairness Opinion may be relied upon by the Board for the purposes of considering the Transaction, but may not be used or relied upon by any other person, or for any other purpose, without the express prior written consent of ATB Capital Markets.

Yours very truly,

ATB CAPITAL MARKETS INC.

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